UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                      MDU Communications International Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    582828109
               ---------------------------------------------------
                                 (CUSIP Number)

         Ronald D. Ordway, 1868 Tucker Industrial Road, Tucker, GA 30084
                                 (770) 938-2080
               ---------------------------------------------------
           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 3, 2008
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 582828109                                                  Page 2 of 7
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1. Names of Reporting Persons.
Ronald D. Ordway ("RDO")
Ronald D. Ordway, Individual Retirement Account ("RDO IRA")
Karen W. Ordway ("KWO")
Karen W. Ordway, Individual Retirement Account ("KWO IRA")
Video Display Corp. ("VDC")
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
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(a) |_|
(b) |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions)
RDO: PF; RDO IRA: OO; KWO: PF; KWO IRA: OO; VDC: WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)
|_|
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6. Citizenship or Place of Organization
RDO, RDO IRA, KWO, and KWO IRA: Florida, USA; VDC: Georgia, USA
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                     7.  Sole Voting Power
                     RDO: 0; RDO IRA: 0; KWO: 259,800; KWO IRA: 3000; VDC: 0
                     -----------------------------------------------------------
 Number of Shares    8.  Shared Voting Power
 Beneficially        All Reporting Persons: 0
 Owned by            -----------------------------------------------------------
 Each Reporting      9.  Sole Dispositive Power
 Person With:        RDO: 1,032,400; RDO IRA: 572,600; KWO: 280,700;
                     KWO IRA: 3,000; VDC: 200,000
                     -----------------------------------------------------------
                     10.  Shared Dispositive Power
                     RDO: 10,000,000; RDO IRA: 0; KWO: 0; KWO IRA: 0; VDC: 0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
RDO: 11,032,400; RDO IRA: 572,600; KWO: 280,700; KWO IRA: 3,000; VDC: 200,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
                                                                             |_|
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13. Percent of Class Represented by Amount in Row (11)
RWO: 20.83%; RWO IRA: 1.08%; KWO: 0.53%; KWO IRA: 0.0057%; VDC: 0.38%
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14. Type of Reporting Person (See Instructions)
RWO: IN; RWO IRA: OO; KWO: IN; KWO IRA: OO; VDC: CO
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

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, $0.001 par value, of MDU Communications International Inc. (the "Issuer"). The Issuer's principal executive offices are located at 60-D Commerce Way, Totowa, New Jersey 07512.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by RDO, RDO IRA, KWO, KWO IRA, and VDC (collectively, the "Acquirers"). RDO IRA, KWO, KWO IRA, and VDC disclaim that they are required to file this statement.

The business address for all Acquirers is 1868 Tucker Industrial Road, Tucker, GA 30084. RDO is the sole person in control of RDO IRA, and the sole beneficial owner of RDO IRA. KWO is the sole person in control of KWO IRA, and the sole beneficial owner of KWO IRA. RDO is the Chief Executive Officer and Chairman of the Board of Directors of VDC. RDO owns 2,994,800 shares of VDC, out of 8,723,500 shares outstanding (34.33%) David Heiden, 1868 Tucker Industrial Road, Tucker, GA 30084, is the Corporate President of VDC. Murray Fox, 23600 Aurora Road, Bedford Heights OH, Peter Frend, Boxborough MA 01719; and Carolyn C. Howard, 279 Mountain Rd., Jaffrey, NH 03452, are directors of VDC. Gregory L. Osborn, Chief Financial Officer, 1868 Tucker Industrial Road, Tucker, GA 30084, is an executive officer of VDC. Mr. Ordway, Mr. Fox, Mr. Frend, Ms. Howard, Mr. Heiden, and Mr. Osborn shall be referred to hereinafter as the "VDC Officers and Directors." Mr. Ordway, Mrs. Ordway, and the VDC Officers and Directors shall be referred to hereinafter as the "Individuals." KWO, 1868 Tucker Industrial Road, Tucker, GA 30084, is not currently employed.

During the last five years, none of the Acquirers and none of the Individuals have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the Individuals is a citizen of the United States of America. VDC is a corporation formed in the state of Georgia, United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

RDO purchased the securities of the Issuer owned by RDO, as identified in Item 5 below, for $4,922,080, which RDO purchased through a margin account at E*TRADE Securities LLC ("Broker"). RDO holds securities of the Issuer as well as other securities in his account with Broker, which RDO purchased with personal funds. Pursuant to an E*TRADE Securities Brokerage Customer Agreement, RDO borrows money from Broker using acceptable securities or cash as collateral for the loan. RDO purchased certain securities using his personal funds; RDO pledged those securities as collateral for the margin loan. RDO IRA purchased its securities of the Issuer, as identified in Item 5 below, for $609,001 of personal funds of RDO. KWO and KWO IRA purchased their securities of the Issuer, as identified in Item 5 below, for $112,163 of personal funds of KWO. VDC purchased its securities of the Issuer, as identified in Item 5 below, for $35,800 of working capital of VDC.

ITEM 4. PURPOSE OF TRANSACTION

        (a) The Acquirers are holding the interests in the Issuer identified in
Item 5 below for investment purposes. The Acquirers have entered into the below-listed transactions and agreements. The Acquirers may transfer or sell any of the foregoing, and may acquire additional shares (in Acquirers' own names or through other entities).

On March 9, 2009, VDC sold two million (2,000,000) shares ("Shares Sold") of the Issuer's common stock to Carpathian Holding Company, a Nevis business corporation.

On March 9, 2009, RDO granted an option (the "Option") to purchase shares of the Issuer's common stock that he owns legally or beneficially, but not for more than a maximum of 10,000,000 shares ("Optioned Shares") to DED Enterprises, Inc., a Florida corporation ("DED"). .

On March 18, 2009, RDO granted an irrevocable proxy ("Proxy") to vote any and all shares owned or controlled by RDO ("Proxy Shares") to DED, which expires on March 18, 2010. As of proxy date January 29, 2009, RDO held 13,192,857 shares; DED shall be entitled to vote those shares at the annual meeting of shareholders on April 23, 2009. A copy of the Proxy is attached hereto and is incorporated herein by reference.

Except as provided herein, neither the Acquirers nor the Individuals have any other present plans or proposals that relate to or would result in:

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

The Acquirers are currently analyzing their investments in the Issuer, and are in current contact with other shareholders, third parties, and members of management. Despite the lack of present plans or proposals, Acquirers are considering each of the items in above-listed subitems (a) through (j), to determine whether such actions, courses of action, or results are appropriate. Acquirers will continue to review the Acquirer's investment in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) through (d):

As of the filing date, VDC owned 200,000 shares of the Issuer's common stock; RDO IRA owned 572,800 shares of the Issuer's common stock; and KWO IRA owned 3,000 shares of the Issuer's common stock. As of the filing date, RDO is the legal owner of 10,259,600 shares of the Issuer's common stock; RDO is the beneficial owner of the RDO IRA shares and the VDC shares; therefore, in total, RDO may be deemed the beneficial owner of 11,032,400 shares of the Issuer's common stock.

On March 9, 2009, VDC sold two million (2,000,000) shares ("Shares Sold") of the Issuer's common stock to Carpathian Holding Company. On March 9, 2009, RDO granted the Option to purchase the Optioned Shares to DED. A copy of the Option Agreement is attached hereto and is incorporated herein by reference. On March 18, 2009, RDO granted the Proxy to vote the Proxy Shares to DED, which expires on March 18, 2010. As of proxy date January 29, 2009, RDO was entitled to vote 13,192,857 shares; DED shall be entitled to vote those shares at the annual meeting of shareholders on April 23, 2009. A copy of the Proxy is attached hereto and is incorporated herein by reference. As consideration for the foregoing transactions, Acquirers were paid $400,000.00. DED shares the right to the proceeds from the sale of the Optioned Shares, pursuant to the terms of the Option attached hereto.

As of the filing date, KWO IRA owned 3,000 shares of the Issuer's common stock. As of the filing date, KWO is the legal owner of 277,700 shares of the Issuer's common stock; KWO is the beneficial owners of the KWO IRA shares; therefore, in total, KWO is the beneficial owner of 280,700 shares of the Issuer's common stock.

Additionally, VDC, RDO, RDO IRA, and KWO engaged in transactions during the last sixty (60) days, through VDC's account with Morgan Keegan, and RDO's, RDO IRA's, and KWO's accounts with Broker, in the open market, as reflected on an exhibit attached hereto and incorporated herein by reference.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Option provides that DED, as optionee, has the right to purchase the Optioned Shares from Ronald D. Ordway at a purchase price of forty-eight U.S. cents (US$0.48) per share, at any time from March 9, 2009 through March 9, 2012. The Proxy, a copy of which is attached and incorporated herein by reference, provides that DED has the irrevocable right to vote the Optioned Shares through March 18, 2010.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedule of Transactions for the past 60 days for VDC, RWO IRA, RWO, and KWO.

Irrevocable Proxy, from Ronald D Ordway to DED, dated March 18, 2009.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        03/31/2009
-------------------
Date

/s/Ronald D. Ordway
-------------------
Signature


Ronald D. Ordway
----------------
Name/Title


/s/Karen W. Ordway
------------------
Signature


Karen W Ordway
Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                    TRANSACTIONS IN THE PAST SIXTY (60) DAYS
                    ----------------------------------------


VDC Transactions:
-----------------
                                                                     Transaction
Date              Purchase/Sale     Shares           Unit Price      Amount
02/26/2009        Purchase          15,000           $0.17           $2,550.00
03/02/2009        Purchase          30,300           $0.17           $5,151.00
03/10/2009        Purchase          180,000          $0.18           $32,400.00

RDO IRA Transactions:
---------------------

03/02/09          Purchase          5000             0.19            $950.00
03/02/09          Purchase          5000             0.17            $850.00
03/24/09          Purchase          1000             0.3199          $319.90

RDO Transactions
----------------

01/26/09          Purchase          5000             0.19            $950.00
01/29/09          Purchase          39350            0.19            $7,476.50
02/02/09          Purchase          5000             0.21            $1,050.00
02/02/09          Purchase          5000             0.21            $1,050.00
02/03/09          Purchase          30000            0.21            $6,300.00
02/03/09          Purchase          25000            0.21            $5,250.00
02/03/09          Purchase          25000            0.21            $5,250.00
02/03/09          Purchase          11000            0.21            $2,310.00
02/03/09          Purchase          10000            0.2299          $2,299.00
02/03/09          Purchase          5000             0.25            $1,250.00
02/03/09          Purchase          5000             0.26            $1,300.00
02/03/09          Purchase          5000             0.26            $1,300.00
02/03/09          Purchase          5000             0.26            $1,300.00
02/03/09          Purchase          5000             0.21            $1,050.00
02/03/09          Purchase          5000             0.21            $1,050.00
02/03/09          Purchase          5000             0.21            $1,050.00
02/03/09          Purchase          4293             0.21            $901.53
02/03/09          Purchase          1000             0.27            $270.00
02/03/09          Purchase          1000             0.26            $260.00
02/03/09          Purchase          1000             0.25            $250.00
02/03/09          Purchase          1000             0.23            $230.00
02/03/09          Purchase          500              0.23            $115.00
02/04/09          Purchase          10000            0.25            $2,500.00
02/04/09          Purchase          10000            0.25            $2,500.00
02/04/09          Purchase          5000             0.25            $1,250.00
02/04/09          Purchase          5000             0.25            $1,250.00
02/09/09          Purchase          10000            0.2             $2,000.00
02/09/09          Purchase          8100             0.2             $1,620.00
02/09/09          Purchase          1000             0.24            $240.00
02/10/09          Purchase          10000            0.22            $2,200.00
03/10/09          Sale              180000           0.18            $32,400.00

KWO Transactions:
-----------------

02/26/09          Sale              20000            0.15            $3,000.00
02/26/09          Sale              10000            0.1551          $1,551.00
02/26/09          Sale              9913             0.1401          $1,388.81
02/26/09          Sale              5000             0.155           $775.00
02/26/09          Purchase          20000            0.16            $3,200.00
02/26/09          Purchase          20000            0.155           $3,100.00
02/26/09          Purchase          4913             0.16            $786.08
03/04/09          Purchase          5000             0.17            $850.00
03/04/09          Purchase          5000             0.17            $850.00
03/04/09          Purchase          200              0.1899          $37.98
03/09/09          Purchase          5000             0.15            $750.00
03/12/09          Purchase          500              0.2598          $129.90
03/13/09          Purchase          200              0.2599          $51.98
03/20/09          Purchase          5000             0.2699          $1,349.50

                                IRREVOCABLE PROXY

        BE IT KNOWN, that I, Ronald D. Ordway, with my principal business office located at 1868 Tucker Industrial Road, Tucker GA 30084, the undersigned Shareholder of MDU Communications International, Inc., a Delaware corporation, with its principal executive offices located at 60-D Commerce Way, Totowa, New Jersey 07512 ("MDU"), hereby constitute and appoint DED Enterprises Inc., a Florida corporation, with its principal address at 210 Crystal, Grove Blvd, Lutz, FL 33548, and any of its officers, directors or authorized representatives, as my true and lawful attorney and agent for me and in my name, place and stead, to vote as my proxy at any Meeting of the Shareholders of MDU, for each and every share of MDU that I own or control, including but not limited to the Annual Meeting of the Shareholders to be held on April 23, 2009, or any adjournment thereof, for the transaction of any business which may legally come before the meeting, and for me and in my name, to act as fully as I could do if personally present; and I herewith revoke any other proxy heretofore given. This Proxy is Irrevocable and shall expire on March 18, 2010.

        WITNESS my hand and seal this 18th day of March, 2009.



 /s/ Ronald D. Ordway
 --------------------
Ronald D. Ordway